Exhibit 3.12

CERTIFICATE OF AMENDMENT

OF

THE BYLAWS

OF

GO GREEN GLOBAL TECHNOLOGIES CORP.

I, Danny G. Bishop, in my capacity as Chief Executive Officer of Go Green Global Technologies Corp., a Nevada corporation (the “Company”), certify that on September 25, 2023, the Board of Directors of the Company (the “Board”) adopted that certain Unanimous Written Consent of the Board, which, among other things, authorized and approved an amendment to the bylaws of the Company (the “Bylaws”) as provided below, pursuant to Article V, Section 3 of the Bylaws.

NOW, THEREFORE, the Bylaws are hereby amended as follows:

1.                  All references in the Bylaws to “Photomatica, Inc.” are hereby changed to “Go Green Global Technologies Corp.”

2.                  Except as hereinabove mentioned and modified, the Bylaws shall remain in full force and effect.

Dated: September 25, 2023

By: /s/ Danny G. Bishop

Danny G. Bishop

Chief Executive Officer